

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

November 12, 2009

Mail Stop 3720

William E. Keitel
President and Chief Financial Officer
Qualcomm Incorporated
5775 Morehouse Dr.
San Diego, California 92121-1714

> **Re: Qualcomm Incorporated
> Form 10-Q for the Quarterly Period Ended March 29, 2009
> File No. 0-19528**

Dear Mr. Keitel:

We have completed our review of your Form 10-Q and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director